06003452

AB 2/28/06

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33797

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2006 WASH, D.C. 185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carter, Terry & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Road, Suite 1400
(No. and Street)

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

Atlanta (City) Georgia (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Terry
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Owens & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

20 Perimter Park Drive, Suite 110 (Address) Atlanta, (City) Georgia (State) 30341 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Timothy Terry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carter, Terry & Company, Inc., as of December 31, 2005, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Commission Expires 1/22/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carter, Terry & Company, Incorporated

(formerly Attkisson, Carter & Company, Incorporated)

Financial Statements and
Supplemental Information

Years Ended December 31, 2005 and 2004

JAMES OWENS & ASSOCIATES, P.C.

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Carter, Terry & Company, Incorporated

We have audited the accompanying balance sheet of Carter, Terry & Company, Incorporated (formerly Attkisson, Carter, Incorporated) as of December 31, 2005, and December 31, 2004, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carter, Terry & Company, Incorporated, at December 31, 2005 and December 31, 2004, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits have been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The accompanying supplementary information is presented for analysis purposes and is not necessary for a fair presentation of the financial information referred to in the preceding paragraph. It has been subjected to the tests and other auditing procedures applied in the audits of the financial statements mentioned above and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

James Owens & Associates PC

James Owens & Associates, P.C.
January 31, 2006

20 Perimeter Park Drive • Suite 110 • Atlanta, GA 30341 • (770) 451-3863 • Fax: (770) 454-7032

Carter, Terry & Company, Incorporated
Balance Sheets
As of December 31, 2005 and 2004

Assets:		2005	2004
Cash	$	34,716	72,638
Clearing deposit		70,000	70,010
Receivable from clearing organization		94,817	223,549
Marketable securities at fair market value available for sale		230	130
Other assets		44,517	35,128
Total Assets	$	244,280	401,455
Liabilities and Stockholders' Equity:			
Accounts payable and accrued expenses	$	115,766	195,054
Deferred income taxes		4,000	20,000
Total liabilities		119,766	215,054
Stockholders' equity:			
Common stock, $1 par value; authorized 10,000; issued and outstanding 2,753.5 shares		2,754	2,754
Additional paid-in-capital		241,855	241,855
Less treasury stock, at cost		(5,833)	(5,833)
Unrealized gain on marketable securities		(6)	0
Retained earnings(deficit)		(114,256)	(52,375)
Total stockholders' equity		124,514	186,401
Total liabilities and stockholders' equity	$	244,280	401,455

See accompanying notes to financials statements

Carter, Terry & Company, Incorporated
Statements of Operations
For the years ended December 31, 2005 and 2004

		2005	2004
Revenues			
Commissions	$	2,564,487	2,550,028
Interest		54,248	40,540
Investment banking fees		45,262	284,903
Principal transactions			3,433
Rental and other income		70,280	76,197
Total Revenues		2,734,277	2,955,101
Expenses			
Management Fee		360,000	360,000
Compensation and benefits		696,278	297,128
Commissions		935,068	1,454,492
Clearing costs		234,933	271,150
Occupancy and equipment rental		240,000	240,000
Communications		103,866	103,913
Other		45,219	87,493
Total Expenses		2,615,364	2,814,176
Income before income taxes		118,913	140,925
Income tax expense		61,000	54,000
Net income	$	57,913	86,925

The accompanying notes are an integral part of these financial statements

Carter, Terry & Company, Incorporated
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2005 and 2004

		Common Stock	Additional Paid-in Capital	Treasury Stock	Unrealized Apprecation	Retained Earnings (Deficit)	Total
Balance 12/31/03	$	2,754	181,855	(5,833)	17,812	(12,726)	183,862
Net income			60,000			90,590	150,590
Dividends paid						(130,239)	(130,239)
Change in unrealized apprecation					(17,812)	0	(17,812)
Balance 12/31/04		2,754	241,855	(5,833)	0	(52,375)	186,401
Net income/Increase						57,913	57,913
Dividends paid						(119,800)	(119,800)
Change in unrealized apprecation						6	
Balance at 12/31/05	$	2,754	241,855	(5,833)	0	(114,256)	124,514

The accompanying notes are an integral part of these financial statements

Carter, Terry & Company, Incorporated
Statements of Changes of Financial Condition
For the years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities			
Net income	$	57,913	90,590
Adjustment to reconcile net income to net cash provided by operating activities:			
Decrease (Increase) in receivables		128,732	(127,926)
Decrease (Increase) in marketable securities		(100)	(17,812)
Decrease (Increase) in other assets		(9,379)	(5,703)
(Decrease) Increase in accrued expenses		(79,288)	159,734
(Decrease)Increase in deferred income taxes		(16,000)	(14,000)
Net cash provided by operating activities		81,878	84,883
Cash flows from investing activites:			
Decrease (Increase) in marketable securities		0	52,594
Cash flows from financing activities:			
Addition to Paid-In Capital		0	60,000
Dividends paid		(119,800)	(130,239)
Net (decrease) in cash and cash Equivalents		(37,922)	67,238
Cash and cash equivalents at beginning of year		72,638	5,400
Cash and cash equivalents at end of year	$	34,716	72,638

The accompanying notes are an integral part of these financial statements

Carter, Terry & Company, Incorporated
(Formerly Attkisson, Carter & Company, Incorporated)
Notes to Financial Statements
Years Ended December 31, 2005 and 2004

Note A: Summary of Significant Accounting Policies

Description of Business
Carter, Terry & Company, Incorporated (formerly Attkisson, Carter & Company, Incorporated) is a broker/dealer engaged in investment brokerage activities principally in the Atlanta area. The Company is a wholly owned subsidiary of First Atlanta Financial Service Group, Inc. (First Atlanta Financial)

Furniture Fixtures and Depreciation
Furniture and fixtures were fully depreciated as of December 31, 2005.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the use of the cash basis of accounting for income tax purposes.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considered all investment instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Concentration of Risks
The company's clearing deposit and receivable from clearing organizations are located at two securities clearing houses.

Note B: Capital Requirements

The company is subject to the net capital rules of the Securities and Exchange Commission. The rules prohibit a broker/dealer from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital", as those terms are defined by the rules.

Note B: Capital Requirements, continued

At December 31, 2005 the Company's net capital of $124,514 exceeded its required net capital of $50,000 and results in a ratio of aggregate indebtedness to net capital of .20 to one.

Note C: Income Taxes

The components of income tax expense are as follows:

	2005	2004
Current		
Federal	$ 35,340	45,100
State	7,660	8,900
Deferred		
Federal	15,660	11,900
State	2,340	2,100
Total	$ 61,000	68,000

The tax effects of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities and other items that give rise to deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are as follows:

	2004	2004
Deferred tax assets		
Temporary differences between accounts payable and accrued expenses	$ 116,000	80,000
Deferred tax liabilities:		
Temporary differences between commissions receivable	(122,000)	(100,000)
Net tax deferred tax liability	$ (4,000)	(20,000)

Note C: Income Taxes, continued

The Company files a consolidated income tax return with its parent, First Atlanta Financial. Income taxes are allocated to the Company based on the taxes the Company would pay if it filed a separate return.

Total tax expense reflected in the accompanying statements if operations differs from amounts computed at statutory rates principally because of certain expenses which are not tax deductible.

Note D: Related Party Transactions

The Company is a wholly owned subsidiary of First Atlanta Financial Service Group, Inc. (First Atlanta Financial), which pays a substantial portion of the occupancy, equipment rental, communications, and other expenses, incurred directly or indirectly by the Company. The primary sources of funds available to First Atlanta Financial to pay these expenses are dividends and expense reimbursements from the Company. The company paid $119,800 and $130,239 in dividends for the 2005 and 2004 respectively.

The Company paid $61,000 and $68,000 to First Atlanta Financial for income taxes allocated to the Company from the consolidated income tax returns for 2005 and 2004.

The Company paid $240,000 in rent to First Atlanta Financial for the year 2005 and 2004.

The Company paid $360,000 in management fees to First Atlanta Financial for the years 2005 and 2004.

Carter, Terry & Company, Incorporated
Computation of Net Capital under Rule 15c3-1
December 31, 2005

Net Capital

Total stockholders' equity	$	124,514
Less deductions of non-allowable assets:		
Prepaid expenses		29,255
Loans to employees		15,263
Undue concentratiion		0
Haircuts other securities		801
Net capital	$	79,195

Reconciliation with Company's Computation

Net capital computation per FOCUS Report Part IIA	$	63,196
Rounding		(1)
Adjustments to deferred taxes payable		16,000
Net capital as adjusted	$	79,195

Supplementary Information

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
Carter, Terry & Company, Incorporated

In planning and performing our audit of the financial statements of Carter, Terry & Company, Incorporated for the year ended December 31, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Report on Internal Control, continued

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Of consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purposes.

James Owens & associates PC

James Owens & Associates, P.C.
January 31, 2006